

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Runzhe Zhang
Chief Executive Officer
LZ Technology Holdings Limited
No. 59-2, Wanghai Street, Siming District,
Xiamen, Fujian Province, 361008
People's Republic of China

> **Re: LZ Technology Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 21, 2024**
> **File No. 333-276234**

Dear Runzhe Zhang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

General

1. We note the changes you made to your disclosure appearing on the Cover page, Prospectus Summary, and Risk Factor sections relating to the legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the Registration Statement that was filed on December 22, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe

that your revised disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please revise or advise.

Please contact Melissa Kindelan at 202-551- 3564 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin (Qixiang) Sun, Esq.